Crown Medical Systems, Inc.
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                 6006 N. Mesa, Suite 709 o El Paso, Texas 79912
                   Tel: (915) 845-1787 o Fax: (915) 845-6421


                                  July 19, 2004

Mrs. Elaine Wolff
Mail Stop 04-09
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W., Judiciary Plaza
Washington, D.C. 20549

     Re:  Registration Statement on Form S-4/A
            File No.: 333-86706
            Filed on: February 27, 2004

Dear Mrs. Wolff:

      The undersigned, as Chief Executive Officer of Crown Medical, Inc. (the "Company"), hereby informs the Securities and Exchange Commission that the Company has determined that it is no longer in its best interests to proceed with the above-referenced Registration Statement.

      Therefore, the Company hereby requests that the above-referenced Registration Statement be withdrawn, effective immediately, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"). This will confirm on behalf of the Company that in connection with such Registration Statement, the Company has not offered to sell or sold any securities in violation of the registration provisions of the Securities Act.

      If you should have any questions regarding this request for withdrawal, please contact our legal counsel, Robert L. Sonfield, Jr. at (713) 877-8333. Thank you for your courtesy and cooperation in this matter.


Very truly yours,

/s/William L. Sklar
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William L. Sklar
Chief Executive Officer